Exhibit I

TEEKAY CORPORATION 4th Floor, BelvedereBuilding, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
NEWS RELEASE
TEEKAY CORPORATION ANNOUNCES
CHANGES TO BOARD OF DIRECTORS
Hamilton, Bermuda, June 15, 2011 - Teekay Corporation (Teekay or the Company) (NYSE: TK) today announced that Mr. Bill Berry has accepted an invitation to join Teekay’s Board of Directors, effective immediately. Mr. Berry replaces Mr. J. Rod Clark who has announced his retirement from the Teekay Board after serving as a Director since 2006.
Mr. Berry brings considerable energy industry experience to the Teekay Board. From 1976 until his retirement in 2008, Mr. Berry held various positions with ConocoPhillips and its predecessors, including the position of Executive Vice President of Exploration and Production, Worldwide from 2002 to 2005 and Executive Vice President, Exploration and Production, Europe, Asia, Africa and Middle East from 2005 to 2008. Mr. Berry also serves on the boards of directors of Nexen Inc. and Willbros Group, Inc., and serves as an Honorary Consul to the Embassy of the Republic of Kazakhstan.
“Bill Berry’s extensive energy industry resume and international business experience will make him an invaluable member of Teekay’s Board of Directors as Teekay continues to diversify and grow its business,” commented Mr. C. Sean Day, Chairman of Teekay Corporation’s Board of Directors. “We are pleased to have someone of Bill’s caliber join our Board and we look forward to working with him.” Mr. Day added, “On behalf of the entire Teekay Corporation Board, I also wish to recognize Rod Clark for his exemplary service as a Teekay Director over the past five years and thank him for the significant contribution he has made to Teekay during his tenure.”
About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 150 vessels, offices in 16 countries and over 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekay.com
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